UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN -PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-38639

111, Inc.

3-4/F, No.295 ZuChongZhi Road,

Pudong New Area

Shanghai, 201203

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒      Form 40-F  ☐

Incorporation by Reference

This report on Form 6-K shall be deemed to be incorporated by reference in the registration statements of 111, Inc. (the “Company”) on Form S-8 (No. 333-229313), to the extent not superseded by documents or reports subsequently filed.

The Company intends to use this Form 6-K and the accompanying exhibit to satisfy its reporting obligations under Item 16F(a) of its Form 20-F for the fiscal year ending December 31, 2024 to the extent provided in and permitted by Paragraph 2 of the Instructions to Item 16F of Form 20-F and plans to incorporate Exhibit 16.1 by reference into such Form 20-F to the extent necessary to satisfy such reporting obligations.

Change in Registrant’s Independent Registered Public Accounting Firm

Effective as of July 19, 2024, the Company engaged Grant Thornton Zhitong Certified Public Accountants LLP (“Grant Thornton”) as the Company’s independent registered public accounting firm, and dismissed Deloitte Touche Tohmatsu Certified Public Accountants LLP (“Deloitte”). The change in the Company’s independent registered public accounting firm has been duly approved by the Company’s board of directors and audit committee. The decision was not made due to any disagreements with Deloitte.

(a)	Dismissal of independent registered public accounting firm

Deloitte has served as the Company’s independent registered public accounting firm since 2018.

The audit reports of Deloitte on the consolidated financial statements of the Company as of December 31, 2023 and 2022 and for each of the three years in the period ended December 31, 2023, and on the Company's internal control over financial reporting as of December 31, 2023 and 2022, filed with the U.S. Securities and Exchange Commission (the “SEC”), did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the years ended December 31, 2022 and 2023, and in the subsequent interim period preceding the expiry of Deloitte's engagement as the Company’s independent registered public accounting firm, there has been no disagreement (as defined in Item 16F(a)(1)(iv) of the instruction to Form 20-F and the related instructions thereto) with the Company on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Deloitte, would have caused them to make reference to the subject matter of the disagreements in their reports on the consolidated financial statements of the Company for such fiscal years, and no “reportable events” occurred (as set forth in Item 16F(a)(1)(v) of the instruction to Form 20-F).

The Company has provided Deloitte with a copy of the above disclosure and requested that Deloitte furnish the Company with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of Deloitte’s letter is furnished as Exhibit 16.1 to this Form 6-K.

(b)	Engagement of new independent registered public accounting firm

Grant Thornton is engaged to audit and report on the consolidated financial statements of the Company as of and for the year ending December 31, 2024. Grant Thornton will also audit the Company’s internal control over financial reporting as of December 31, 2024.

EXHIBIT INDEX

Exhibit No.	Description
16.1	Letter of Deloitte Touche Tohmatsu Certified Public Accountants LLP, dated July 19, 2024, addressed to the U.S. Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

111, INC.

Date: July 19, 2024	By:	/s/ Junling Liu
		Name:	Junling Liu
		Title:	Chief Executive Officer